FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 20 September 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")

Board change
GSK appoints new CEO

GSK today announces that Emma Walmsley, currently Chief Executive Officer (CEO) of GSK's Consumer Healthcare division, is appointed GSK CEO Designate and will succeed Andrew Witty as GSK CEO, when he retires on 31March 2017. Emma will join the GSK Board of Directors from 1 January 2017
Emma is currently CEO of GSK Consumer Healthcare, one of the world's largest consumer health companies, established in 2015 following completion of GSK's three-part transaction with Novartis.
Prior to this, Emma was President of GSK Consumer Healthcare and has been a member of GSK's Corporate Executive Team since 2011.  Emma joined GSK in 2010 from L'Oreal where, over the course of her 17-year career, she held a variety of marketing and general management roles in the UK, Europe and USA. From 2007 she was based in Shanghai as General Manager, Consumer Products for L'Oreal China.
Philip Hampton, GSK Chairman, said: "I am very pleased to announce Emma's appointment, after what has been a very thorough and rigorous global selection process carried out by the GSK Board of Directors.
Emma is an outstanding leader with highly valuable experience of building and running major global businesses and a strong track record of delivering growth and driving performance in healthcare. Under Andrew's leadership, GSK has successfully developed into a company with market-leading positions in pharmaceuticals, vaccines and consumer healthcare.  These provide excellent platforms for sustainable, long-term growth, and we are confident Emma will successfully build on these strengths."
Emma Walmsley said:  "I am delighted and honoured to be appointed GSK's next CEO. GSK is a company that leads both in science and in the way it does business. We have momentum in the Group and as the demand for medical innovation and trusted healthcare products continues to rise, we have the opportunity and the potential to create meaningful benefits for patients, consumers and our shareholders. I'm looking forward to working with Andrew and other leaders over the next few months to ensure a smooth handover and to develop plans for 2017 and beyond."

V A Whyte
Company Secretary

20 September 2016

Notes
1.         Remuneration arrangements

GSK's remuneration policy is currently under review and the Remuneration Committee will begin consultations with shareholders in the fourth quarter of 2016. The Committee has decided that the different elements of Ms Walmsley's remuneration will be determined following these consultations and will be in line with the new policy.
The Committee therefore expects to set and publish a new base salary for Ms Walmsley on her appointment to the Board on 1 January 2017. Details of Ms Walmsley's total remuneration, including long-term incentives, will be published in the Company's 2016 Annual Report. The remuneration policy will be presented to shareholders for approval at the Annual General Meeting in 2017.

2.         Shareholding information

Ms Walmsley has an interest in excess of 200,000 GSK ordinary shares.

3.         Regulatory disclosure

The Company confirms that, in respect of Listing Rule 9.6.13R(1), Ms Walmsley is a Non-Executive Director of Diageo plc, and that, in respect of Listing Rules 9.6.13R (2)-(6), there are no details to disclose.

With effect from 1 January 2017, the composition of the Board of GSK will be as follows:
Sir Philip Hampton
Sir Andrew Witty
Ms Emma Walmsley
Mr Simon Dingemans
Dr Moncef Slaoui
Professor Sir Roy Anderson
Mr Vindi Banga
Ms Stacey Cartwright
Dr Vivienne Cox
Ms Lynn Elsenhans
Dr Jesse Goodman
Ms Judy Lewent
Mr Urs Rohner

Non-Executive Chairman
Chief Executive Officer
Chief Executive Officer Designate
Chief Financial Officer
Chairman, Global Vaccines
Independent Non-Executive Director
Senior Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director
Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Anna Carruth	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Inside information
The information contained in this announcement is inside information. If you have any queries on this, then please contact Victoria Whyte GSK Company Secretary (responsible for arranging the release of this announcement) at GSK House Brentford, Middlesex, TW8 9GS on +44 208 047 5000.
Cautionary statement regarding forward-looking statements GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)
Date: September 20, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc